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Mr. Matt Enlow <mrmattenlow@gmail.com>

Wefunder Advice

5 messages

Mr. Matt Enlow <mrmattenlow@gmail.com> Fri, Feb 24, 2023 at 2:07 PM
To: dralanjacobson@yahoo.com

Hi Alan,

Matt Enlow here, Producer on the film *See You Next Christmas* (previously *What Are You Doing New Years?*). We interacted a bit at the time of our campaign. You had really great questions for our team. How are you?

I'm gearing up to direct my own feature, a horror comedy called *Bad Feeling,* and am nearly ready to launch my campaign. I'm reaching out to a few trusted, experienced WeFunder investors for feedback on my page, and obviously thought of you. I've been keeping tabs on the site, and I can't help but notice how engaged you are with other films.

Would you be willing to take a look at my page, and give it your two cents?

--
Matt Enlow
@MrMattEnlow
www.MrMattEnlow.com
323.823.9151

Alan Jacobson, Psy.D. <dralanjacobson@yahoo.com> Mon, Feb 27, 2023 at 4:45 AM
Reply-To: "Alan Jacobson, Psy.D." <dralanjacobson@yahoo.com>
To: "Mr. Matt Enlow" <mrmattenlow@gmail.com>

Hi Matt, I'd be happy to take a look.

Thanks,

Alan

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Mr. Matt Enlow <mrmattenlow@gmail.com> Mon, Feb 27, 2023 at 7:53 PM
To: "Alan Jacobson, Psy.D." <dralanjacobson@yahoo.com>

Tremendous. I really appreciate it. Take a look and let me know what you think! I'd love an investor's perspective:
https://wefunder.com/badfeeling/

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Alan Jacobson, Psy.D. <dralanjacobson@yahoo.com> Wed, Mar 1, 2023 at 4:53 AM
Reply-To: "Alan Jacobson, Psy.D." <dralanjacobson@yahoo.com>
To: "Mr. Matt Enlow" <mrmattenlow@gmail.com>

Good stuff - I like it overall - cool feel to it, and the right details (and clarity) that would help investors decide. Really good visually too. And I completely get and was drawn in by the concept. Some initial thoughts:

1. This may be my own personal preference, but I like to hear about the script - was it reviewed, how was it developed?
2. Maybe something about casting strategy too - ie actors who have strong social media, "recognizable", etc.
3. I couldn't understand the link between investing in this film and being part of the franchise - would investors also get a piece of subsequent projects, favorable terms, etc.?
4. The perks seem too expensive - especially with how slow it is for film on Wefunder lately - maybe do an early bird where perks get moved up a level or even two
5. It might all be more powerful when those of us who invested in the last one see a distribution - right now those investors may wait.

I'd be happy to connect some time if I can be helpful.

Thanks,

Alan

Alan Jacobson, Psy.D.
Licensed Psychologist
(617)-680-5488

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Mr. Matt Enlow <mrmattenlow@gmail.com> Mon, Mar 6, 2023 at 5:19 AM
To: "Alan Jacobson, Psy.D." <dralanjacobson@yahoo.com>

Alan,

Thanks for the thoughtful notes. I'd love to connect!

I've updated the page based on your insights. My thoughts are below in **bold.**

1. This may be my own personal preference, but I like to hear about the script - was it reviewed, how was it developed?
This one is a bit tricky, as a previous draft did great at Austin (top 20%) but I don't put a ton of stock in writing competitions and didn't apply to competitions other than AFF. Having come from development, I know first hand how... subjective those reviews are. Even the professionals I know doing script coverage are all over the place in terms of track record, and knowing what it actually takes to make a movie.

That said, a handful of very reputable production companies have shown interest once the film is cast up. I hesitate to boast about a potential deal because we all know how easily things can shift. So like everything in Hollywood, it's a fine line between salesmanship and over-embellishment, and I never want to oversell something that's not set in stone.

2. Maybe something about casting strategy too - ie actors who have strong social media, "recognizable", etc.
Great point. I dropped in a blurb about our strategy, as I'm obsessed with this topic. Hopefully that makes it clearer.

3. I couldn't understand the link between investing in this film and being part of the franchise - would investors also get a piece of subsequent projects, favorable terms, etc.?
Good catch, as this could be clearer. Essentially, I'm saying that investing in a film that has franchise potential helps with the longevity of the film and therefore ROI. And while people are investing in Bad Feeling exclusively, it's a better opportunity as a result.

4. The perks seem too expensive - especially with how slow it is for film on Wefunder lately - maybe do an early bird where perks get moved up a level or even two
Thanks for this. Super helpful. I'd rather have more people onboard than not, so I lowered everything a tier.

5. It might all be more powerful when those of us who invested in the last one see a distribution - right now those investors may wait.
I totally hear that. It's been a bit of a waiting game for us, as we're still waiting on streaming numbers, etc. But in the interest of shooting this year, I've decided to press on, rather than wait.

Thanks again Alan, let's find some time to connect! How are your evenings, and remind me what time zone you're in?

- M
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